Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

NEWS RELEASE

August 8, 2012

TSX.V Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 62,731,056

SAVATR’S CONFLICTED ADVISOR RECOMMENDS
SHAREHOLDERS TO ACCEPT $2.50 PER SHARE

Vancouver, BC – August 8, 2012 – Western Wind Energy Corp. – (Toronto Venture Exchange – “WND”) (OTCQX – “WNDEF”) wishes to announce the disturbing revelation of the true intentions of Savitr Capital and the dissident slate of directors.

On August 8, 2012, Andrew Midler of Savitr Capital (“Savitr”) issued a dissident news release that Savitr and the dissident slate of directors wishes to appoint Cormark Securities Inc. and CIBC World Markets Inc. as their financial advisors after the upcoming Annual General Meeting.

Within the dissident slate of directors, are Winston Bennett and William Tharp.

Winston Bennett, is a former investment banker and executive at Cormark Securities Inc. and William Tharp, is the brother of Ian Tharp, who is currently an analyst with CIBC World Markets. Ian Tharp of CIBC World Markets is also a former partner in William Tharp’s previous renewable ventures.

More important than this obvious conflict of interest is the fact that Cormark Securities Inc. issued a memo to its clients and distribution list on August 7, 2012, stating

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emphatically that the value of Western Wind Energy was $2.50 per share. This is 7 days after Savitr Capital issued a dissendent news release and sent a letter to the TSX Venture Exchange stating that the value of Western Wind was $5.67 per share, based on the DAI valuation.

Western Wind views this recent Savitr action as a blatant breach of trust against the Western Wind shareholders.

Jeff Ciachurski states “on July 31, 2012 Andrew Midler of Savitr Capital issued a five-page dissident news release claiming the current Board and CEO have damaged the value of Western Wind and are not competent enough to maximize its sale value. Mr. Midler further quotes in both this news release and in a letter to the TSX Venture Exchange, that Western Wind’s net asset value is the DAI valuation of $5.67 per share. Mr. Midler also screams conflict with the present Board and CEO.

Within only one week, Mr. Midler and his dissident board announce their wish to engage Cormark Securities and CIBC World Markets, which are completely connected to the dissident board. To further add insult, Cormark Securities issues a memo to its distribution list on August 7, 2012, suggesting $2.50 as the full value of Western Wind’s share price.

This should be viewed as a disturbing early warning sign to all of the Western Wind shareholders.”

ABOUT WESTERN WIND ENERGY CORP.

Western Wind Energy is a vertically integrated renewable energy production company that owns and operates wind and solar generation facilities with 165 net MW of rated capacity in production, in the States of California and Arizona. Western Wind further owns substantial development assets for both solar and wind energy in the U.S. The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. Western Wind trades on the Toronto Venture Exchange under the symbol "WND", and in the United States on the OTCQX under the symbol "WNDEF".

The Company owns and operates three wind energy generation facilities in California, and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities in California are comprised of the 120MW Windstar, the 4.5MW Windridge facilities in Tehachapi, and the 30MW Mesa wind generation facility near Palm Springs. The facility in Arizona is the Company’s 10.5MW Kingman integrated solar and wind facility. The Company is further developing wind and solar energy projects in California, Arizona, and Puerto Rico.

ON BEHALF OF THE BOARD OF DIRECTORS

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“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Investor Relations Contact:

Lawrence Casse
AlphaEdge

Tel: (416) 992-7227
Email: alphaedgge@gmail.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the state of the Company’s business activities and various factors discussed in the Company’s audited annual financial statements and annual information form contained in the Company’s 40F filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.

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